February 20, 2026

Robert Larsen
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078-2648

       Re: Titan Machinery Inc.
           Form 10-K for Fiscal Year Ended January 31, 2025
           File No. 1-33866
Dear Robert Larsen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services